                                                                   Exhibit 99.1

[AEGON LOGO]                                                             170969
                                                                  PRESS RELEASE

NET INCOME EUR 429 MILLION FOR THIRD QUARTER 2002; PER SHARE EUR 0.30

FIRST NINE MONTHS NET INCOME EUR 1,192 MILLION; PER SHARE EUR 0.85

HIGHLIGHTS

(amounts in millions, except per share data)
----------------------------------------------------       ----------    --------  ---   ----------    ----------  ---
       Third  First nine                                        Third       Third        First nine    First nine
     quarter      months                                      quarter     quarter            months        months
        2002        2002                                         2002        2001              2002          2001
         USD         USD                                          EUR         EUR    %          EUR           EUR   %

         562       1,451  Income before tax                       574         836  -31        1,564         2,434 -36
         421       1,106  Net income                              429         596  -28        1,192         1,757 -32
        0.30        0.79  Net income per share                   0.30        0.43  -30         0.85          1.30 -35
       4,907      14,975  Premium income                        4,918       5,102   -4       16,137        16,060   0
       2,168       6,527  Investment income                     2,176       2,463  -12        7,033         7,363  -4
       7,173      21,770  Total revenues                        7,193       7,667   -6       23,459        23,718  -1
       1,151       3,535  Commissions and expenses              1,152       1,185   -3        3,809         3,365  13
         527       1,685  New life production                     525         585  -10        1,815         1,999  -9
       7,097      22,809  Gross deposits/(1)/                   7,070       7,750   -9       24,579        23,282   6
                  14,360  Shareholders' equity/(2)/                                          14,564        15,292  -5
                 244,372  Total assets/(2)/                                                 247,842       264,061  -6

1) Annuity, GIC and savings deposits are not included in revenues
2) Amounts reported for 2001 are as of December 31, 2001

Chairman's statement
--------------------

AEGON's Executive Board Chairman, Donald J. Shepard said:
"Earnings for the third quarter were in line with our expectations. New business production increased in the US, while weak financial markets contributed to lower overall production levels in the Netherlands and the UK during the quarter. Our expense management initiatives continue to be on target."

Earnings outlook 2002
---------------------

Subject to unforeseen developments in the financial markets and within the scope of the prior forecast, AEGON expects its full year 2002 earnings to be approximately 35% lower than 2001 earnings.

Key points third quarter 2002
-----------------------------

     o    Total annuity deposits for the third quarter increased by 44% to USD
          4.1 billion. New (standardized) life production in the Americas increased 16% and decreased 17% and 19% in the Netherlands and UK, respectively. GIC production was 31% lower, while off balance sheet production of mutual funds and synthetic GICs increased 3% to EUR 4.7 billion.

     o Premium income decreased by 4%. Adjusted for currency exchange effects, premium income increased by 2%.
     o Bond default provisions in the USA were strengthened by USD 138 million (EUR 149 million), compared to USD 41 million in the third quarter of 2001. The balance of the USA default provisions at September 30 was USD 268 million.
     o Provisions for variable and unit-linked products with guaranteed minimum benefits were strengthened due to declining returns on credit and equity markets. In the US this accounted for an additional provision of USD 69 million (EUR 72 million), in Canada of CAD 21 million (EUR 14 million) and in the Netherlands EUR 69 million.
     o AEGON's capital position was strengthened by EUR 2,064 million as a result of paid-in capital on preferred shares previously issued to the Vereniging AEGON.

Key points first nine months 2002
---------------------------------

     o Total insurance premiums and deposits (excluding savings deposits) were EUR 38 billion, an increase of 6% nominally and 9% excluding currency influence.
     o    Compared to last year, results include additional USD 89 million
          (EUR 96 million) pretax earnings from the acquired JC Penney insurance operations.
     o Results for the first nine months 2001 included EUR 59 million (USD 53 million) of income before tax from the divested operations in Mexico.
     o Additions to the provisions for bond defaults in the US amount to USD 555 million (EUR 598 million) for the first nine months. Default losses charged against the provision amount to USD 585 million
          (EUR 630 million).
     o Provisions for guaranteed minimum benefits were strengthened by EUR 326 million.
     o Accelerated amortization of deferred policy acquisition costs amounted to EUR 317 million.
     o At September 30, 2002 shareholders' equity totaled EUR 14,564 million, EUR 728 million lower compared to EUR 15,292 million at December 31, 2001. This largely reflects the paid-in capital on preferred shares, currency exchange rate influence and unrealized investment losses.

The Hague, November 7, 2002
-----------------------------------------------------------------------------
Inquiries:
AEGON N.V.
Group Communications                                 Investor Relations
Phone: +31 (0)70 344 83 44                           NL  +31 (0)70 344 83 05
                                                     USA +1 410 576 45 77
Web site: www.aegon.com
-----------------------
-----------------------------------------------------------------------------

Press conference
----------------

A press conference will be held this afternoon at AEGON's headquarters in The Hague at 14.00 MET (13.00 GMT; 8.00 ET). This press conference will be webcast live on AEGON's website homepage (www.aegon.com).
                                 --------------
Conference call
---------------

An investor conference call will be held tomorrow, Friday November 8, 2002 at
16.00 CET (15.00 GMT; 10.00 ET). The numbers to call to listen in on the
                                                        ---------
conference call are as follows:
+ 31 (0)45 631 6901(Netherlands)
+ 44 (0)208 515 2306 (United Kingdom)
+1 416 640 4217 (United States, Canada)

                                                                EARNINGS REPORT

Report of the Executive Board
-----------------------------

Net income in the first nine months of 2002 was EUR 1,192 million, a decrease of 32% compared to the same period last year. Results were adversely affected by additions to the provision for bond defaults (EUR 598 million), accelerated amortization of deferred policy acquisition costs (EUR 317 million) and increased provisions for products with minimum benefit guarantees (EUR 326 million). Comparison with the prior year's earnings is positively influenced by the additional earnings from the acquired JC Penney insurance operations, which is partially offset by a loss of earnings on the divested operations in Mexico. The influence of currency exchange rates on net income was -1%.

Total revenues were 1% lower and gross margin declined by 7% during the first nine months of 2002. The decline in gross margins is due primarily to lower investment returns, higher bond default provisions and increased provisions for guaranteed benefits. Commissions and expenses were 13% above last year, which includes the higher DPAC amortization on variable annuities and segregated funds in the US and Canada and on the unit-linked accounts in the UK, as well as the expenses of acquired operations, including the insurance operations of JC Penney. Excluding acquired operations and the additional DPAC amortization, commissions and expenses were 6% lower.

The Americas

Net income in the third quarter amounts to USD 273 million compared to USD 359 million in the same period last year. Net income in the first nine months totals USD 666 million compared to USD 1,055 million the prior year. Depressed equity and credit markets led to an addition to asset default provisions (USD 555 million), higher variable annuity DPAC amortization (USD 250 million and CAD 15 million) and an increase in benefit guarantee provisions (USD 119 million and CAD 21 million) during the first nine months. The acquired JC Penney insurance operations had positive impact of USD 165 million on pretax earnings.

Standardized new premium life production increased 16% to USD 231 million due to higher universal life sales. Notwithstanding significant growth in the general account asset base, investment income decreased 1% as a result of lower yields.

Substantial progress has been made in the reduction of operating expenses. In the USA operating expenses increased by 11% in the first nine months. When adjusted for the acquired businesses, including the JC Penney insurance operations, operating expenses for AEGON US decreased by 5% through realization of administrative and marketing efficiencies.

Traditional life results for the first nine months of 2002 include USD 122 million of additional bond defaults compared to USD 7 million for the first nine months of 2001, while results on fixed annuities include USD 279 million of additional bond defaults compared to USD 20 million the prior year. The negative impact of the additional defaults in 2002 is partially offset by lower lapse rates and reduced DPAC amortization for fixed annuities. GICs and funding agreements include USD 129 million of additional bond defaults compared to USD 53 million the prior year. Life for the account of policyholders reflect lower expense levels. Variable annuity results include USD 250 million and CAD 15 million of additional DPAC amortization and additional amounts of USD 115 million and CAD 21 million for guaranteed benefits provisions. Lower fee business results reflect the divested operations in Mexico and lower mutual fund income. Accident and health results increased due to the acquired operations of JC Penney.

Income before tax for AEGON's activities in Canada amounts to CAD 71 million for the first nine months, compared to CAD 95 million for the first nine months of the prior year.

The Netherlands

Net income in the Netherlands in the third quarter amounted to EUR 149 million compared to EUR 172 million in the third quarter last year. Net income in the first nine months totals EUR 423 million compared to EUR 519 million in the first nine months of the prior year. Depressed equity markets during the first nine months of this year led to an increase of EUR 184 million in the provisions for guarantees in unit-linked products.

Life sales in retail markets were lower due to fiscal changes and weak equity markets; sales of group pensions were higher. Standardized new life production for the first nine months decreased 4% to EUR 262 million, while off-balance sheet production increased 95% to EUR 903 million. Savings deposits and investment contracts production decreased by 19% and 52% respectively. Total gross premiums increased 1% to EUR 3,389 million.

Operating expenses in the first nine months of 2002 remained level compared to the same period in 2001.

Traditional life results for the first nine months 2002 reflect lower investment income and higher lapse rates. Results of Life for the account of policyholders reflect the additional EUR 184 million for guaranteed benefit provisions, partly offset by the results of a portfolio transfer. Accident and health results and general insurance results are according to expectation, while banking activities reflect lower spread on savings accounts.

United Kingdom

Net income in the United Kingdom in the third quarter amounted to GBP 20 million compared to a net income of GBP 36 million in the third quarter last year. Net income in the first nine months totals GBP 86 million compared to GBP 119 million in the first nine months of the prior year. Weak equity markets led to lower asset management fees and other fund related fees as well as an additional DPAC amortization of GBP 24 million on unit-linked business in the first nine months of this year.

Standardized new life production decreased 10% to a total of GBP 444 million for the nine months this year, while off-balance sheet production increased 30% to GBP 347 million.

Other countries

Net income in other countries was EUR 37 million compared to EUR 42 million for the first nine months of the year 2001. The shortfall was due primarily to lower traditional life results in Spain, partly offset by a strong increase in general insurance in Spain.

Transamerica Finance Corporation

Net income increased to USD 63 million, up 29% over the first nine months of 2001. Assets of USD 8.4 billion are USD 2.3 billion lower than the prior year, after the divestiture of certain lines of business. In addition, lower expenses and lower bad debt charges due to improved credit quality in certain portfolios have contributed to higher operating earnings. Funding costs are lower due to the lower asset base.

Capital gains

During the first nine months of 2002 EUR 592 million was released as indirect return to income before tax. This compares to EUR 541 million for the same period last year. The revaluation account balance as of September 30, 2002 was EUR 2,634 million, of which realized gains of EUR 2,531 million and unrealized gains of EUR 103 million. The amount of realized gains was decreased as a result of a release of indirect return by EUR 592 million and by realized losses of pretax EUR 1,087 million, of which EUR 452 million in the third quarter.

Capital and funding

At September 30, 2002 shareholders' equity totaled EUR 14,564 million compared to EUR 15,292 million at December 31, 2001. The EUR 728 million decrease is due primarily to paid-in capital on preferred shares of EUR 2,064 million, exchange rate differences of EUR -1,304 million, unrealized investment losses of EUR 1,730 million, a charge from the total return swap of EUR 369 million, net income of EUR 1,192 million and payment of cash interim dividends of EUR 382 million.

Disclaimer

The figures contained herein are based on Dutch Accounting Principles.

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution costs of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies, as well as other cost saving initiatives.

Highlights

                                                                                                                amounts in millions
USD                                                                          EUR                          EUR
-----------------------------                                                ---------------------------  --------------------------
  First nine months                                                             Third quarter              First nine months
-----------------------------                                                ---------------------------  --------------------------
       2002      2001      %                                                      2002       2001     %         2002      2001     %
                               Income by product segment
      1,016     1,192    -15   Traditional life                                    348        477   -27        1,095     1,331   -18
        188       379    -50   Fixed annuities                                      77        157   -51          203       423   -52
        189       178      6   GICs and funding agreements                          65         68    -4          204       199     3
        272       373    -27   Life for account policyholders                       89         98    -9          293       416   -30
       -264        79          Variable annuities                                  -32         11               -285        88
          0        58   -100   Fee business                                         -3         23                  0        65  -100
----------------------       ---------------------------------------------------------------------      -----------------------
      1,401     2,259    -38   Life insurance                                      544        834   -35        1,510     2,522   -40
        217       135     61   Accident and health insurance                        79         75     5          234       151    55
         52        45     16   General insurance                                    22         16    38           56        50    12
----------------------       ---------------------------------------------------------------------      -----------------------
      1,670     2,439    -32   Total insurance activities                          645        925   -30        1,800     2,723   -34
         30        41    -27   Banking activities                                   11         11     0           32        46   -30
       -249      -300    -17   Interest charges and other                          -82       -100   -18         -268      -335   -20
----------------------       ---------------------------------------------------------------------      -----------------------
      1,451     2,180    -33   Income before tax                                   574        836   -31        1,564     2,434   -36
       -408      -656    -38   Corporation tax                                    -157       -254   -38         -440      -732   -40
         63        49     29   Transamerica Finance Corporation                     12         14   -14           68        55    24
----------------------       ---------------------------------------------------------------------      -----------------------
      1,106     1,573    -30   Net income                                          429        596   -28        1,192     1,757   -32
====================================================================================================================================
                               Income geographically

        984     1,576    -38   Americas                                            403        600   -33        1,061     1,760   -40
        496       620    -20   The Netherlands                                     186        234   -21          534       692   -23
        176       238    -26   United Kingdom                                       45         84   -46          190       266   -29
         44        46     -4   Other countries                                      22         18    22           47        51    -8
----------------------       ---------------------------------------------------------------------      -----------------------
      1,700     2,480    -31   Income before tax business units                    656        936   -30        1,832     2,769   -34
       -249      -300    -17   Interest charges and other                          -82       -100   -18         -268      -335   -20
----------------------       ---------------------------------------------------------------------      -----------------------
      1,451     2,180    -33   Income before tax                                   574        836   -31        1,564     2,434   -36
       -408      -656    -38   Corporation tax                                    -157       -254   -38         -440      -732   -40
         63        49     29   Transamerica Finance Corporation                     12         14   -14           68        55    24
----------------------       ---------------------------------------------------------------------      -----------------------
      1,106     1,573    -30   Net income                                          429        596   -28        1,192     1,757   -32
====================================================================================================================================

      4,986     5,193     -4   Gross margin                                      1,726      2,021   -15        5,373     5,799    -7
      3,535     3,013     17   Commissions and expenses                          1,152      1,185    -3        3,809     3,365    13

                               Amounts per common share of EUR 0.12

       0.79      1.16    -32   Net income/1/                                      0.30       0.43   -30         0.85      1.30   -35
       0.79      1.16    -32   Net income fully diluted/1/                        0.30       0.43   -30         0.85      1.30   -35


      As at     As at                                                                                          As at     As at
   Sept. 30   Dec. 31                                                                                       Sept. 30   Dec. 31
       2002      2001                                                                                           2002      2001
------------------------------------------------------------------------------------------------------------------------------------
       8.68      9.65    -10   Shareholders' equity/2/                                                          8.80     10.95   -20
       9.23     10.11     -9   Shareholders' equity after full conversion/2/                                    9.36     11.47   -18
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
                               Number of employees                                                            26,278    26,762    -2

                               Outstanding common shares:
                               - Number of common shares (millions)                                            1,445     1,422     2
                               - Weighted average number (millions)                                            1,396     1,346     4
====================================================================================================================================

/1/ Based on the weighted average number of common shares.
/2/ Based on the number of common shares outstanding at the end of the period, adjusted for repurchased own shares.

Revenues and production

                                                                                                                amounts in millions
USD                                                                             EUR                          EUR
-----------------------------                                                   ---------------------------  ----------------------
First nine months                                                               Third quarter                First nine months
-----------------------------                                                   ---------------------------  ----------------------
       2002    2001      %                                                         2002     2001     %         2002    2001      %
                             Revenues
      1,308   1,436     -9   Life general account single premiums                   539      581    -7        1,410   1,604    -12
      3,985   3,635     10   Life general account recurring premiums              1,293    1,317    -2        4,294   4,059      6
      4,111   4,261     -4   Life policyholders account single premiums           1,310    1,363    -4        4,430   4,758     -7
      2,992   2,892      3   Life policyholders account recurring premiums          959      924     4        3,224   3,229      0
--------------------       ----------------------------------------------------------------------      ---------------------
     12,396  12,224      1   Total life insurance gross premiums                  4,101    4,185    -2       13,358  13,650     -2
      2,027   1,650     23   Accident and health insurance premiums                 643      753   -15        2,184   1,843     19
        552     508      9   General insurance premiums                             174      164     6          595     567      5
--------------------       ----------------------------------------------------------------------      ---------------------
     14,975  14,382      4   Total gross premiums                                 4,918    5,102    -4       16,137  16,060      0
      6,520   6,534      0   Investment income insurance activities/1/            2,188    2,439   -10        7,025   7,297     -4
        268     264      2   Income from banking activities                          99      102    -3          289     295     -2
--------------------       ----------------------------------------------------------------------      ---------------------
     21,763  21,180      3   Total revenues business units                        7,205    7,643    -6       23,451  23,652     -1
          7      59    -88   Income from other activities                           -12       24                  8      66    -88
--------------------       ----------------------------------------------------------------------      ---------------------
     21,770  21,239      3   Total revenues                                       7,193    7,667    -6       23,459  23,718     -1
===================================================================================================================================

                             Revenues by product segment

     18,451  18,468      0   Life insurance                                       6,145    6,495    -5       19,882  20,623     -4
      2,435   1,883     29   Accident and health insurance                          766      863   -11        2,624   2,103     25
        609     565      8   General insurance                                      195      183     7          656     631      4
        268     264      2   Banking activities                                      99      102    -3          289     295     -2
          7      59    -88   Other activities                                       -12       24                  8      66    -88
--------------------       ----------------------------------------------------------------------      ---------------------
     21,770  21,239      3   Total revenues                                       7,193    7,667    -6       23,459  23,718     -1
===================================================================================================================================

                             Investment income for the account
    -13,796 -14,756      7   of policyholders                                    -8,486  -11,111    24      -14,866 -16,478     10
===================================================================================================================================

                             Standardized new premium production
                             life insurance

      4,885   5,570    -12   Single premiums                                      1,520    1,936   -21        5,264   6,220    -15
      1,196   1,233     -3   Recurring premiums annualized                          373      391    -5        1,289   1,377     -6
      1,685   1,790     -6   Total recurring plus 1/10 single                       525      585   -10        1,815   1,999     -9
===================================================================================================================================

                             Deposits

      5,581   4,569     22   Fixed annuities                                      1,535    1,764   -13        6,014   5,102     18
      8,167   8,881     -8   GICs and funding agreements                          2,122    3,525   -40        8,801   9,918    -11
      6,556   4,416     48   Variable annuities                                   2,581    1,430    80        7,065   4,931     43
--------------------       ----------------------------------------------------------------------      ---------------------
     20,304  17,866     14   Total                                                6,238    6,719    -7       21,880  19,951     10
      2,505   2,983    -16   Savings deposits                                       832    1,031   -19        2,699   3,331    -19
--------------------       ----------------------------------------------------------------------      ---------------------
     22,809  20,849      9   Total production on balance sheet                    7,070    7,750    -9       24,579  23,282      6
===================================================================================================================================

                             Net deposits

      3,609   1,344          Fixed annuities                                      1,065      524   103        3,889   1,501
      2,144   3,996    -46   GICs and funding agreements                           -127    1,636              2,310   4,462    -48
      2,830     597          Variable annuities                                   1,563      275              3,050     667
--------------------       ----------------------------------------------------------------------      ---------------------
      8,583   5,937     45   Total                                                2,501    2,435     3        9,249   6,630     40
         33     907    -96   Savings deposits                                       -95      222                 36   1,013    -96
--------------------       ----------------------------------------------------------------------      ---------------------
      8,616   6,844     26   Total net deposits                                   2,406    2,657    -9        9,285   7,643     21
===================================================================================================================================

        289     580    -50   Investment contracts                                    63      132   -52          311     648    -52
===================================================================================================================================

                             Off balance sheet production

      8,593   7,864      9   Synthetic GICs                                       2,585    2,706    -4        9,260   8,781      5
                             Mutual funds/Collective Trusts and
      6,189   4,814     29   other managed assets                                 2,078    1,842    13        6,669   5,376     24
--------------------       ----------------------------------------------------------------------      ---------------------
     14,782  12,678     17   Total production off balance sheet                   4,663    4,548     3       15,929  14,157     13
===================================================================================================================================

        549     484     13 /1/ Of which indirect income on shares and real estate   176      171     3          592     541      9

Americas

                                                                                                             amounts in millions
USD                                                                           USD                          EUR
---------------------------                                                   --------------------------   ------------------------
Third quarter                                                                  First nine months           First nine months
---------------------------                                                   --------------------------   ------------------------

      2002      2001     %                                                         2002      2001     %        2002      2001     %
                              Income by product segment

       195       238   -18    Traditional life                                      602       716   -16         649       800   -19
        75       140   -46    Fixed annuities                                       188       379   -50         203       423   -52
        64        60     7    GICs and funding agreements                           189       178     6         204       199     3
        30        13          Life for account policyholders                         80        67    19          86        75    15
       -37        10          Variable annuities                                   -264        79              -285        88
        -3        18          Fee business                                           -2        52  -104          -2        58  -103
---------------------      -----------------------------------------------------------------------      ----------------------
       324       479   -32    Life insurance                                        793     1,471   -46         855     1,643   -48
        69        57    21    Accident and health insurance                         191       105    82         206       117    76
         0        -1     -    General insurance                                       0         0     -           0         0     -
---------------------      -----------------------------------------------------------------------      ----------------------
       393       535   -27    Total insurance                                       984     1,576   -38       1,061     1,760   -40
       403       494   -18    of which general account                            1,170     1,378   -15       1,262     1,539   -18
       -10        41          of which policyholders account/1/                    -186       198              -201       221
---------------------      -----------------------------------------------------------------------      ----------------------
       393       535   -27    Income before tax                                     984     1,576   -38       1,061     1,760   -40
      -120      -176   -32    Corporation tax                                      -318      -521   -39        -343      -582   -41
---------------------      -----------------------------------------------------------------------      ----------------------
       273       359   -24    Net income                                            666     1,055   -37         718     1,178   -39
===================================================================================================================================

                              Revenues

       318       208    53    Life general account single premiums                  710       653     9         765       729     5
     1,124     1,041     8    Life general account recurring premiums             3,326     3,000    11       3,584     3,350     7
       172       201   -14    Life policyholders account single premiums            650       679    -4         700       759    -8
       114       150   -24    Life policyholders account recurring premiums         428       559   -23         461       624   -26
---------------------      -----------------------------------------------------------------------      ----------------------
     1,728     1,600     8    Total life insurance gross premiums                 5,114     4,891     5       5,510     5,462     1
       596       635    -6    Accident and health insurance premiums              1,839     1,488    24       1,982     1,661    19
         0         1     -    General insurance premiums                              0         4     -           0         5     -
---------------------      -----------------------------------------------------------------------      ----------------------
     2,324     2,236     4    Total gross premiums                                6,953     6,383     9       7,492     7,128     5
     1,779     1,793    -1    Investment income insurance activities              5,342     5,361     0       5,757     5,987    -4
---------------------      -----------------------------------------------------------------------      ----------------------
     4,103     4,029     2    Total revenues                                     12,295    11,744     5      13,249    13,115     1
===================================================================================================================================

                              Investment income for the account
    -3,735    -5,249    29    of policyholders                                   -7,331    -8,328    12      -7,900    -9,300    15
===================================================================================================================================

                              Gross margin, commissions and expenses

     1,216     1,345   -10    Gross margin                                        3,597     3,775    -5       3,877     4,216    -8
       823       810     2    Commissions and expenses                            2,613     2,199    19       2,816     2,456    15
===================================================================================================================================

                              Standardized new premium production
                              life insurance

       397       443   -10    Single premiums                                     1,241     1,256    -1       1,337     1,403    -5
       191       154    24    Recurring premiums annualized                         585       615    -5         630       687    -8
       231       199    16    Total recurring plus 1/10 single                      709       741    -4         764       827    -8
===================================================================================================================================

                              Deposits

     1,562     1,573    -1    Fixed annuities                                     5,581     4,569    22       6,014     5,102    18
     2,173     3,143   -31    GICs and funding agreements                         8,167     8,881    -8       8,801     9,918   -11
     2,532     1,274    99    Variable annuities                                  6,556     4,416    48       7,065     4,931    43
---------------------      -----------------------------------------------------------------------      ----------------------
     6,267     5,990     5    Total production on balance sheet                  20,304    17,866    14      21,890    19,951    10
===================================================================================================================================

                              Off balance sheet production

     2,603     2,412     8    Synthetic GICs                                      8,593     7,864     9       9,260     8,781     5
                              Mutual funds/Collective Trusts and
     1,310     1,252     5    other managed assets                                4,779     3,974    20       5,150     4,437    16
---------------------      -----------------------------------------------------------------------      ----------------------
     3,913     3,664     7    Total production off balance sheet                 13,372    11,838    13      14,410    13,218     9
===================================================================================================================================

/1/ Includes also variable annuities and fees.

The Netherlands

                                                                                                             amounts in millions
EUR                                                                                                        EUR
---------------------------                                                                                ------------------------
   Third quarter                                                                                           First nine months
---------------------------                                                                                ------------------------

      2002      2001     %                                                                                     2002      2001     %
                              Income by product segment

       134       190   -29    Traditional life                                                                  410       480   -15
        24        12          Life for account policyholders                                                     43       108   -60
---------------------      ---------------------------------------------------                          ----------------------
       158       202   -22    Life insurance                                                                    453       588   -23
         8        10   -20    Accident and health insurance                                                      23        28   -18
         9        11   -18    General insurance                                                                  26        30   -13
---------------------      ---------------------------------------------------                          ----------------------
       175       223   -22    Total insurance                                                                   502       646   -22

       151       211   -28    of which general account                                                          459       538   -15
        24        12          of which policyholders account                                                     43       108   -60
        11        11     0    Banking activities/1/                                                              32        46   -30
---------------------      ---------------------------------------------------                          ----------------------
       186       234   -21    Income before tax                                                                 534       692   -23
       -37       -62   -40    Corporation tax                                                                  -111      -173   -36
---------------------      ---------------------------------------------------                          ----------------------
       149       172   -13    Net income                                                                        423       519   -18
===================================================================================================================================
                              Revenues

       135       292   -54    Life general account single premiums                                              459       699   -34
        78        76     3    Life general account recurring premiums                                           448       479    -6
        62       107   -42    Life policyholders account single premiums                                        758       560    35
       349       269    30    Life policyholders account recurring premiums                                   1,226     1,161     6
---------------------      ---------------------------------------------------                          ----------------------
       624       744   -16    Total life insurance gross premiums                                             2,891     2,899     0
        28        25    12    Accident and health insurance premiums                                            141       123    15
        97        89     9    General insurance premiums                                                        357       334     7
---------------------      ---------------------------------------------------                          ----------------------
       749       858   -13    Total gross premiums                                                            3,389     3,356     1
       349       368    -5    Investment income insurance activities                                          1,075     1,110    -3
        99       102    -3    Income from banking activities                                                    289       295    -2
---------------------      ---------------------------------------------------                          ----------------------
     1,197     1,328   -10    Total revenues                                                                  4,753     4,761     0
===================================================================================================================================

                              Investment income for the account
      -703    -1,117    37    of policyholders                                                               -1,375      -999   -38
===================================================================================================================================

                              Gross margin, commissions and expenses

       330       359    -8    Gross margin                                                                      972     1,097   -11
       144       125    15    Commissions and expenses                                                          438       405     8
===================================================================================================================================
                              Standardized new premium production
                              life insurance

       164       278   -41    Single premiums                                                                 1,119     1,260   -11
        38        37     3    Recurring premiums annualized                                                     150       146     3
        54        65   -17    Total recurring plus 1/10 single                                                  262       272    -4
===================================================================================================================================
                              Deposits

       832     1,031   -19    Savings deposits                                                                2,699     3,331   -19
---------------------      ---------------------------------------------------                          ----------------------
       832     1,031   -19    Total production on balance sheet                                               2,699     3,331   -19
===================================================================================================================================
        63       132   -52    Investment contracts                                                              311       648   -52
===================================================================================================================================
                              Off balance sheet production

       447       186          Mutual funds and other managed assets                                             903       463    95
---------------------      ---------------------------------------------------                          ----------------------
       447       186          Total production off balance sheet                                                903       463    95
===================================================================================================================================

/1/ Includes income on off balance sheet type products.

United Kingdom


                                                                                                              amounts in millions
GBP                                                                          GBP                          EUR
---------------------------                                                  --------------------------   ------------------------
   Third quarter                                                              First nine months           First nine months
---------------------------                                                  --------------------------   ------------------------

      2002      2001     %                                                        2002      2001     %        2002      2001     %
                              Income by product segment

         4         5   -20    Traditional life                                      11        13   -15          18        21   -14
        26        47   -45    Life for account policyholders                       110       151   -27         175       243   -28
        -1         0          Fee business                                          -2         1                -3         2
---------------------      ----------------------------------------------------------------------         -------------------
        29        52   -44    Life insurance                                       119       165   -28         190       266   -29

         4         5   -20    of which general account                              11        13   -15          18        21   -14
        25        47   -47    of which policyholders account/1/                    108       152   -29         172       245   -30
---------------------      ----------------------------------------------------------------------      ----------------------
        29        52   -44    Income before tax                                    119       165   -28         190       266   -29
        -9       -16   -44    Corporation tax                                      -33       -46   -28         -53       -75   -29
---------------------      ----------------------------------------------------------------------      ----------------------
        20        36   -44    Net income                                            86       119   -28         137       191   -28
==================================================================================================================================
                              Revenues

        41        31    32    Life general account single premiums                 106        84    26         170       135    26
        20        16    25    Life general account recurring premiums               60        42    43          96        67    43
       683       631     8    Life policyholders account single premiums         1,846     2,108   -12       2,948     3,390   -13
       285       276     3    Life policyholders account recurring premiums        871       820     6       1,392     1,318     6
---------------------      ----------------------------------------------------------------------      ----------------------
     1,029       954     8    Total gross premiums                               2,883     3,054    -6       4,606     4,910    -6
        13        16   -19    Investment income insurance activities                55        55     0          87        89    -2
---------------------      ----------------------------------------------------------------------      ----------------------
     1,042       970     7    Total revenues                                     2,938     3,109    -6       4,693     4,999    -6
==================================================================================================================================

                              Investment income for the account
    -2,403    -2,538     5    of policyholders                                  -3,413    -3,810    10      -5,452    -6,125   -11
==================================================================================================================================
                              Gross margin, commissions and expenses

       101       106    -5    Gross margin                                         327       351    -7         523       565    -7
        72        54    33    Commissions and expenses                             208       186    12         333       299    11
==================================================================================================================================
                              Standardized new premium production
                              life insurance

       603       709   -15    Single premiums                                    1,736     2,156   -19       2,773     3,467   -20
        76        98   -22    Recurring premiums annualized                        270       280    -4         432       450    -4
       137       169   -19    Total recurring plus 1/10 single                     444       496   -10         709       797   -11
==================================================================================================================================
                              Off balance sheet production

       207       155    34    Mutual funds and other managed assets                347       267    30         554       430    29
---------------------      ----------------------------------------------------------------------      ----------------------
       207       155    34    Total production off balance sheet                   347       267    30         554       430    29
==================================================================================================================================

/1/ Includes also fee income.

Other countries

                                                                                                                amounts in millions
EUR                                                                                                        EUR
---------------------------                                                                                ------------------------
       Third quarter                                                                                           First nine months
---------------------------                                                                                ------------------------
      2002      2001     %                                                                                     2002      2001     %
                              Income by product segment

        11        12    -8    Traditional life                                                                   18        30   -40
        -5        -4    25    Life for account of policyholders                                                 -11       -10    10
         2         2     0    Fee business                                                                        5         5     0
---------------------      ---------------------------------------------------                          ----------------------
         8        10     -    Life insurance                                                                     12        25   -52
         1         2   -50    Accident and health insurance                                                       5         6   -17
        13         6   117    General insurance                                                                  30        20    50
---------------------      ---------------------------------------------------                          ----------------------
        22        18    22    Total insurance                                                                    47        51    -8
        25        20    25    of which general account                                                           53        56    -5
        -3        -2    50    of which policyholders account /1/                                                 -6        -5    20
---------------------      ---------------------------------------------------                          ----------------------
        22        18    22    Income before tax                                                                  47        51    -8
        -4        -3    33    Corporation tax                                                                   -10        -9    11
---------------------      ---------------------------------------------------                          ----------------------
        18        15    20    Net income                                                                         37        42   -12
===================================================================================================================================
                              Revenues

        11         7    57    Life general account single premiums                                               16        41   -61
        53        48    10    Life general account recurring premiums                                           166       163     2
         6        10   -40    Life policyholders account single premiums                                         24        49   -51
        51        42    21    Life policyholders account recurring premiums                                     145       126    15
---------------------      ---------------------------------------------------                          ----------------------
       121       107    13    Total life insurance gross premiums                                               351       379    -7
        18        17     6    Accident and health insurance premiums                                             61        59     3
        77        73     5    General insurance premiums                                                        238       228     4
---------------------      ---------------------------------------------------                          ----------------------
       216       197    10    Total gross premiums                                                              650       666    -2
        33        34    -3    Investment income insurance activities                                            106       111    -5
---------------------      ---------------------------------------------------                          ----------------------
       249       231     8    Total revenues                                                                    756       777    -3
===================================================================================================================================
                              Investment income for the account
       -65       -41   -59    of policyholders                                                                 -139       -54
===================================================================================================================================
                              Gross margin, commissions and expenses

        83        73    14    Gross margin                                                                      233       229     2
        61        55    11    Commissions and expenses                                                          186       178     4
===================================================================================================================================
                              Standardized new premium production
                              life insurance

        12        16   -25    Single premiums                                                                    35        90   -61
        24        23     4    Recurring premiums annualized                                                      77        94   -18
        25        25     0    Total recurring plus 1/10 single                                                   80       103   -22
===================================================================================================================================
                              Off balance sheet production

        19         1          Mutual funds and other managed assets                                              62        46    35
---------------------      ---------------------------------------------------                          ----------------------
        19         1          Total production off balance sheet                                                 62        46    35
===================================================================================================================================

/1/ Includes also fee income.



Explanatory notes

As of 2002, in line with accounting guidelines, shareholders dividend is not accrued until it is declared. All other accounting principles applied in this interim report are the same as those applied in the annual accounts 2001. The published figures are unaudited.

Traditional life includes income on traditional and fixed universal life products.

Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Fee business includes income on off balance sheet type products.

Gross margin is calculated as the sum of income before tax and commissions and expenses.

Investments, assets and capital geographically



                                                                                 amounts in million EUR (unless otherwise stated)
               United
    Americas  Kingdom                                                           The     United      Other       Total      Total
         USD      GBP     As at September 30, 2002            Americas  Netherlands    Kingdom  countries         EUR        USD
---------------------------------------------------------------------------------------------------------------------------------

                          Investments
     103,867      860     Fixed income                         105,342       13,542      1,366      1,491     121,741    120,037
       3,702       68     Equities and real estate               3,754        4,165        108        141       8,168      8,054
     107,569      928     Total general account                109,096       17,707      1,474      1,632     129,909    128,091
---------------------------------------------------------------------------------------------------------------------------------
      13,068   15,451     Fixed income                          13,254       10,293     24,545        286      48,378     47,701
      20,851   12,372     Equities and real estate              21,147        6,532     19,654        190      47,523     46,857
      33,919   27,823     Total account policyholders           34,401       16,825     44,199        476      95,901     94,558
---------------------------------------------------------------------------------------------------------------------------------
     141,488   28,751     Total insurance activities           143,497       34,532     45,673      2,108     225,810    222,649
           -        -     Banking activities                         -        7,503          -          -       7,503      7,397
      47,271      797     Off balance sheet assets              47,942        1,272      1,266        316      50,796     50,085
---------------------------------------------------------------------------------------------------------------------------------
     188,759   29,548     Total assets business units          191,439       43,307     46,939      2,424     284,109    280,131
                          Other investments                                                                       379        374
--------------------------------------------------------------------------------------------------------------------------------
                          Total group                                                                         284,488    280,505
=================================================================================================================================
     148,212   28,923     Assets business units                150,316       43,819     45,946      2,261     242,342    238,949
                          Other assets                                                                          5,500      5,423
--------------------------------------------------------------------------------------------------------------------------------
                          Total assets on balance sheet                                                       247,842    244,372
      14,063    1,858     Capital in units                      14,263        2,289      2,952        329      19,833     19,555
                          Total capital base                                                                   19,239     18,970
                          Other net liabilities                                                                   594        585
--------------------------------------------------------------------------------------------------------------------------------
                          Total                                                                                19,833     19,555
=================================================================================================================================
                          As at September 30, 2001
--------------------------------------------------------------------------------------------------------------------------------
                          Investments
      91,815      809     Fixed income                         100,553       13,413      1,300      1,306     116,572    106,442
       3,924       84     Equities and real estate               4,298        5,149        135        140       9,722      8,877
      95,739      893     Total general account                104,851       18,562      1,435      1,446     126,294    115,319
---------------------------------------------------------------------------------------------------------------------------------
      12,376   13,560     Fixed income                          13,553        7,260     21,801        284      42,898     39,170
      22,682   15,437     Equities and real estate              24,841        9,910     24,818        197      59,766     54,572
      35,058   28,997     Total account policyholders           38,394       17,170     46,619        481     102,664     93,742
---------------------------------------------------------------------------------------------------------------------------------
     130,797   29,890     Total insurance activities           143,245       35,732     48,054      1,927     228,958    209,061
           -        -     Banking activities                         -        6,516          -          -       6,516      5,950
      42,617      740     Off balance sheet assets              46,672        3,150      1,189        212      51,223     46,772
---------------------------------------------------------------------------------------------------------------------------------
     173,414   30,630     Total assets business units          189,917       45,398     49,243      2,139     286,697    261,783
                          Other investments                                                                       488        446
--------------------------------------------------------------------------------------------------------------------------------
                          Total group                                                                         287,185    262,229
=================================================================================================================================
     136,312   30,083     Assets business units                149,285       44,900     48,365      2,077     244,627    223,369
                          Other assets                                                                          4,359      3,980
--------------------------------------------------------------------------------------------------------------------------------
                          Total assets on balance sheet                                                       248,986    227,349
      13,730    1,619     Capital in units                      15,037        2,917      2,603        215      20,772     18,967
                          Total capital base                                                                   21,226     19,381
                          Other net liabilities                                                                  -454       -414
--------------------------------------------------------------------------------------------------------------------------------
                          Total                                                                                20,772     18,967
=================================================================================================================================






                          As at December 31, 2001
--------------------------------------------------------------------------------------------------------------------------------
                          Investments
      92,709      805     Fixed income                         105,195       12,102      1,323      1,401     120,021    105,774
       4,170       89     Equities and real estate               4,732        5,599        147        155      10,633      9,371
      96,879      894     Total general account                109,927       17,701      1,470      1,556     130,654    115,145
---------------------------------------------------------------------------------------------------------------------------------
      12,232   14,009     Fixed income                          13,879        6,024     23,022        354      43,279     38,142
      26,477   16,879     Equities and real estate              30,044       12,014     27,739        196      69,993     61,685
      38,709   30,888     Total account policyholders           43,923       18,038     50,761        550     113,272     99,827
---------------------------------------------------------------------------------------------------------------------------------
     135,588   31,782     Total insurance activities           153,850       35,739     52,231      2,106     243,926    214,972
           -        -     Banking activities                         -        7,047          -          -       7,047      6,210
      44,931      813     Off balance sheet assets              50,982        1,319      1,336        247      53,884     47,488
---------------------------------------------------------------------------------------------------------------------------------
     180,519   32,595     Total assets business units          204,832       44,105     53,567      2,353     304,857    268,670
                          Other investments                                                                       464        409
--------------------------------------------------------------------------------------------------------------------------------
                          Total group                                                                         305,321    269,079
=================================================================================================================================
     140,285   32,236     Assets business units                159,180       44,834     52,976      2,400     259,390    228,600
                          Other assets                                                                          4,671      4,117
--------------------------------------------------------------------------------------------------------------------------------
                          Total assets on balance sheet                                                       264,061    232,717
      13,920    1,771     Capital in units                      15,795        3,654      2,910        374      22,733     20,035
                          Total capital base                                                                   22,045     19,428
                          Other net liabilities                                                                   688        607
--------------------------------------------------------------------------------------------------------------------------------
                          Total                                                                                22,733     20,035
=================================================================================================================================

Summarized consolidated income statements

                                                                                                              amounts in millions

USD                                                                      EUR                             EUR
-------------------------------                                          ----------------------------  ------------------------
   First nine months                                                          Third quarter               First nine months
-------------------------------                                          ----------------------------  ------------------------
     2002      2001     %                                                  2002        2001     %        2002        2001     %
                            Revenues
   14,975    14,382     4   Gross premiums                                4,918       5,102    -4      16,137      16,060     0
    6,527     6,593    -1   Investment income                             2,176       2,463   -12       7,033       7,363    -4
      268       264     2   Income from banking activities                   99         102    -3         289         295    -2
--------------------      ------------------------------------------------------------------      ------------------------
   21,770    21,239     3   Total revenues                                7,193       7,667    -6      23,459      23,718    -1

                            Benefits and expenses

    1,114     1,213    -8   Premiums to reinsurers                          339         515   -34       1,200       1,355   -11
   14,492    14,036     3   Benefits paid and provided                    4,789       4,843    -1      15,617      15,674     0
      144       164   -12   Profit sharing and rebates                       47          62   -24         155         183   -15
    3,535     3,013    17   Commissions and expenses for own account      1,152       1,185    -3       3,809       3,365    13
      492       582   -15   Interest                                        165         230   -28         530         650   -18
      542        51         Miscellaneous income and expenditure            127          -4               584          57
--------------------      ------------------------------------------------------------------      ------------------------
   20,319    19,059     7   Total benefits and expenses                   6,619       6,831    -3      21,895      21,284     3

    1,451     2,180   -33   Income before tax                               574         836   -31       1,564       2,434   -36
     -408      -656   -38   Corporation tax                                -157        -254   -38        -440        -732   -40
       63        49    29   Transamerica Finance Corporation                 12          14   -14          68          55    24
--------------------      ------------------------------------------------------------------      ------------------------
    1,106     1,573   -30   Net income                                      429         596   -28       1,192       1,757   -32
--------------------------------------------------------------------------------------------------------------------------------
Income statement items: average rate 1 EUR = USD 0.92800 (2001: USD  0.89550)

Condensed consolidated balance sheets
                                                                                                            amounts in millions

    As at     As at                                                         As at       As at             As at       As at
 Sept. 30   Dec. 31                                                      Sept. 30    Sept. 30          Sept. 30     Dec. 31
     2002      2001                                                          2001        2001              2002        2001
      USD       USD     %                                                     USD         EUR               EUR         EUR     %
---------------------------------------------------------------------------------------------------------------------------------

  135,862   121,764    12   Investments                                   121,715     133,298           137,791     138,165     0
    3,336     2,891    15   Group companies and participations              1,804       1,976             3,383       3,280     3
   94,558    99,827    -5   Investments for the account of policyholders   93,742     102,664            95,901     113,272   -15
   10,616     8,235    29   Other assets                                   10,088      11,048            10,767       9,344    15
--------------------      --------------------------------------------------------------------------------------------------
  244,372   232,717     5   Total assets                                  227,349     248,986           247,842     264,061    -6

   14,360    13,477     7   Total shareholders' equity/1/                  12,789      14,006            14,564      15,292    -5
    2,011     1,852     9   Capital securities                              1,900       2,081             2,039       2,101    -3
      630       590     7   Subordinated (convertible) loans                  616         675               639         670    -5
    1,969     3,509   -44   Senior debt related to insurance activities     4,076       4,464             1,997       3,982   -50
--------------------      --------------------------------------------------------------------------------------------------
   18,970    19,428    -2   Total capital base                             19,381      21,226            19,239      22,045   -13

  104,461    94,520    11   Technical provisions/2/                        94,196     103,160           105,944     107,251    -1
                            Technical provisions with investments for
   94,558    99,827    -5   the account of policyholders/3/                93,742     102,664            95,901     113,272   -15
   26,383    18,942    39   Other liabilities/4/                           20,030      21,936            26,758      21,493    24
--------------------      --------------------------------------------------------------------------------------------------
  244,372   232,717     5   Total shareholders' equity and liabilities    227,349     248,986           247,842     264,061    -6
--------------------------------------------------------------------------------------------------------------------------------











--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                        /1/ Shareholders' equity January 1                             12,844            15,292      12,844
                            Retained earnings                                             930             1,192       1,252
                            Paid in surplus / Issuance of new shares                    1,685             2,064       1,685
                            Currency exchange rate differences                            137            -1,304         386
                            Goodwill                                                     -209               -78        -286
                            Repurchased and sold own shares                               -36                 0         -21
                            Change revaluation account                                 -1,777            -2,006      -1,537
                            Sale Mexico                                                     -                 -         602
                            Other changes                                                 432              -596         367
--------------------------------------------------------------------------------------------------------------------------------
   14,360    13,477         Shareholders' equity end of period/5/          12,789      14,006            14,564      15,292
--------------------------------------------------------------------------------------------------------------------------------
                       %                                                                                                       %
--------------------------------------------------------------------------------------------------------------------------------
   38,959    33,639   16  /2/ Of which fixed annuities                      31,838     34,868            39,512      38,170     4
   26,715    24,626    8  /2/ Of which GICs and funding agreements          25,406     27,824            27,094      27,943    -3
  -15,538   -14,511    7  /2/ Of which deferred policy acquisition costs   -14,307    -15,669           -15,759     -16,466    -4
   29,846    34,131  -13  /3/ Of which variable annuities                   31,180     34,147            30,270      38,728   -22
    6,643     5,690   17  /4/ Of which savings accounts                      5,854      6,411             6,737       6,456     4
    2,597     4,089  -36  /5/ Including revaluation account                  4,018      4,400             2,634       4,640   -43
    2,496     3,438  -27      of which realized gains                        4,335      4,748             2,531       3,901   -35
--------------------------------------------------------------------------------------------------------------------------------

Balance sheet items: closing rate 1 EUR = USD 0.98600 (2001: 0.91310; year-end 2001: USD 0.88130)

Summarized information Transamerica Finance Corporation

                                                                                                              amounts in millions

USD                                                                       USD                          EUR
-----------------------------                                             ---------------------------  ---------------------------
    Third quarter                                                          First nine months            First nine months
-----------------------------                                             ---------------------------  ---------------------------

   2002      2001      %                  INCOME STATEMENT                 2002       2001     %         2002      2001      %

                           Revenues

    158       197    -20   Finance charges                                  493        641   -23          531       716    -26
    105       108     -3   Leasing revenues                                 310        331    -6          334       370    -10
     61        64     -5   Real estate information services                 177        188    -6          191       210     -9
     33        48    -31   Other revenues                                   102        183   -44          110       204    -46
------------------       ------------------------------------------------------------------      -----------------------
    357       417    -14   Total revenues                                 1,082      1,343   -19        1,166     1,500    -22

                           Expenses

     57        96    -41   Interest and debt expense                        191        337   -43          206       376    -45
     81        83     -2   Salaries and other employee expenses             234        246    -5          252       275     -8
     53        56     -5   Depreciation on equipment held for lease         158        167    -5          170       187     -9
    133       147    -10   Miscellaneous income and expenditure             369        499   -26          398       557    -29
------------------       ------------------------------------------------------------------      -----------------------
    324       382    -15   Total expenses                                   952      1,249   -24        1,026     1,395    -26

     33        35     -6   Income before tax                                130         94    38          140       105     33
    -11       -12     -8   Corporation tax                                  -40         -9                -43       -10
------------------       ------------------------------------------------------------------      -----------------------
     22        23     -4   Net income from operations                        90         85     6           97        95      2
===============================================================================================================================
                           Net income by segment

     27        24     13   Commercial lending                                93         59    58          100        66     52
     -2        -5    -60   Leasing                                           -3        -16   -81           -3       -18    -83
     10         6     67   Real estate information services                  26         29   -10           28        32    -13
    -13        -2          Other                                            -26         13                -28        15
------------------       ------------------------------------------------------------------      -----------------------
     22        23     -4   Net income from operations                        90         85     6           97        95      2
===============================================================================================================================

                           Income reported by AEGON

     22        23     -4   Net income from operations                        90         85     6           97        95      2
     -9       -11    -18   Funding costs on the related raised debt         -27        -36   -25          -29       -40    -28
------------------       ------------------------------------------------------------------      -----------------------
     13        12      8   Net income reported by AEGON                      63         49    29           68        55     24
===============================================================================================================================

Income statement items: average rate 1 EUR = USD 0.92800 (2001: USD  0.89550)


    As at     As at                                                          As at      As at              As at     As at
 Sept. 30   Dec. 31                                                       Sept. 30   Sept. 30           Sept. 30   Dec. 31
     2002      2001                                                           2001       2001               2002      2001
      USD       USD      %                    BALANCE SHEET                    USD        EUR                EUR       EUR      %
----------------------------------------------------------------------------------------------------------------------------------
    5,967     6,931    -14   Finance receivables                             7,317      8,013              6,052     7,865    -23
      104       114     -9   Equipment                                         166        182                105       129    -19
    2,335     2,864    -18   Other assets                                    3,244      3,553              2,368     3,250    -27
--------------------       ------------------------------------------------------------------------------------------------
    8,406     9,909    -15   Total assets                                   10,727     11,748              8,525    11,244    -24

    1,669     1,642      2   Accounts payable and other liabilities          1,857      2,034              1,693     1,863     -9
    5,850     7,145    -18   Debts                                           7,664      8,393              5,933     8,108    -27
      887     1,122    -21   Shareholders' equity                            1,206      1,321                899     1,273    -29
--------------------       ------------------------------------------------------------------------------------------------
    8,406     9,909    -15   Total liabilities and shareholders' equity     10,727     11,748              8,525    11,244    -24
==================================================================================================================================

Balance sheet items: closing rate 1 EUR = USD 0.98600 (2001: 0.91310; year-end 2001: USD 0.88130)

Results by segment twelve months cumulative



                                                                                  amounts in million EUR (unless otherwise stated)
               United
  Americas    Kingdom   October 1, 2001 - September 30, 2002                       The    United      Other      Total      Total
       USD        GBP                                           Americas   Netherlands   Kingdom  countries        EUR        USD
----------------------------------------------------------------------------------------------------------------------------------
                        Net income
     1,209        185   Life insurance                             1,319          671        296         21      2,307      2,114
       232          -   Accident and health insurance                253           31          -          8        292        269
         1          -   General insurance                              1           33          -         39         73         67
         -          -   Banking activities                             -           31          -          -         31         29
                        Interest charges and other                                                                -330       -304
----------------------------------------------------------------------------------------------------------------------------------
                        Income before tax
     1,442        185   business units                             1,573          766        296         68
                        Income before tax                                                                        2,373      2,175
      -403        -53   Corporation tax business units              -438         -166        -85        -12
                        Corporation tax                                                                           -626       -574
------------------------------------------------------------------------------------------------------------
     1,039        132   Net income business units                  1,135          600        211         56
                        Transamerica Finance Corporation                                                            85         78
                                                                                                            ----------------------
                        Net income                                                                               1,832      1,679
==================================================================================================================================

     4,893        428   Gross margin business units                5,325        1,354        686        309
                        Gross margin                                                                             7,391      7,067

     3,451        243   Commissions and expenses business units    3,752          588        390        241
                        Commissions and expenses                                                                 5,018      4,892

                        Net income per share                                                                      1.31       1.21
==================================================================================================================================

              United
 Americas    Kingdom   October 1, 2000 - September 30, 2001                        The     United      Other      Total     Total
      USD        GBP                                            Americas   Netherlands    Kingdom  countries        EUR       USD
---------------------- ------------------------------------------------------------------------------------------------------------
                       Net income
    1,918        227   Life insurance                              2,155           779        369         34      3,337     2,971
      136          -   Accident and health insurance                 152            42          -          6        200       178
        1          -   General insurance                               1            41          -         24         66        59
        -          -   Banking activities                              -            55          -          -         55        50
                       Interest charges and other                                                                  -472      -421
----------------------------------------------------------------------------------------------------------------------------------
                       Income before tax
    2,055        227   business units                              2,308           917        369         64
                       Income before tax                                                                          3,186     2,837
     -687        -63   Corporation tax business units               -772          -218       -104        -14
                       Corporation tax                                                                             -961      -856
-------------------------------------------------------------------------------------------------------------
    1,368        164   Net income business units                   1,536           699        265         50
                       Transamerica Finance Corporation                                                              68        61
                                                                                                             ---------------------
                       Net income                                                                                 2,293     2,042
==================================================================================================================================

    5,015        439   Gross margin business units                 5,630         1,457        712        292
                       Gross margin                                                                               7,655     6,815

    2,960        212   Commissions and expenses business units     3,322           540        343        228
                       Commissions and expenses                                                                   4,469     3,978

                       Net income per share                                                                        1.71      1.52
==================================================================================================================================